FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 19, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   June 10, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NORSAT LAUNCHES CHINESE LANGUAGE VERSION OF ITS TRANSPORTABLE SATELLITE TERMINAL USER INTERFACE

Vancouver British Columbia – June 19, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today that it launched a Chinese language version of its LinkControl user interface software at the Communicasia2007 Summit in Singapore. The new version of the LinkControl software is available for use on all Norsat transportable satellite terminals.

“The Asia-Pacific region represents a major growth opportunity for mobile satellite communications, and as the only portable satellite terminal provider that offers a Chinese language user interface, we believe we are well positioned to establish a strong foothold in the marketplace,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.  “We are committed to driving growth within Asia.  Going forward, our plan for increasing market penetration and building a long-term presence is to develop partnerships with local distributors who have specialized knowledge and access to the market.”

The new version of Norsat’s LinkControl software will be available in Traditional and Simplified Chinese, and can be used on all of the company’s GlobeTrekker, SecureLink and NewsLink terminals.

CommunicAsia2007 is an event designed to showcase the latest developments in digital technologies across satellite communications, mobile networks and applications and network infrastructure.  The summit runs from June 19 through to June 22 at the Singapore Expo.  Norsat will be located in the U.S. Pavilion booth number 6F1-05 in Hall 6.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom Group

Tel: 416-815-0700 x 273